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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70643

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___07/01/22___   AND ENDING ___06/30/23___
                                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Vistia Capital, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__202 6th Street, Suite 303_____
                                              (No. and Street)

__Castle Rock__	__CO__	__80104__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Susan Hayes__	__609-642-6593__	__shayes@vistia.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Phillip V. George, PLLC_____
                          (Name – if individual, state last, first, and middle name)

__5179 CR 1026__	__Celeste__	__TX__	__75423__
(Address)	(City)	(State)	(Zip Code)

__02/24/09__	__3366__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Susan Hayes</u> , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Vistia Capital, LLC</u> , as of <u>6/30</u> , 2 <u>023</u> , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Nandi Nefertari Turner

NOTARY PUBLIC · STATE OF TEXAS

ID NUMBER
13246911-2
COMMISSION EXPIRES
May 7, 2024

Signature: *Susan Hayes*

Title:
Chief Financial Officer & FinOp

_____ 09/25/2023 Notarized online using audio-video communication

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

VISTIA CAPITAL, LLC

Financial Statements and Report of
Independent Registered Public Accounting Firm
Pursuant to Rule 17a-5

June 30, 2023

Vistia Capital, LLC
Table of Contents
June 30, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Vistia Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vistia Capital, LLC as of June 30, 2023, the related statements of operations, changes member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vistia Capital, LLC as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vistia Capital, LLC's management. Our responsibility is to express an opinion on Vistia Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vistia Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Vistia Capital, LLC's financial statements. The supplemental information is the responsibility of Vistia Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

We have served as Vistia Capital, LLC's auditor since 2022.

Celeste, Texas
September 12, 2023

Vistia Capital, LLC
Statement of Financial Condition
June 30, 2023

ASSETS

Cash and cash equivalents	$	530,392
Accounts receivable		154,904
Securities owned, at fair value		491,166
Prepaid expenses		67,083
Security deposit		3,000
Property and equipment, net of accumulated depreciation of $2,950		17,523
Total Assets	$	1,264,068

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	25,007
Payable to parent		105,278
Total Liabilities		130,285
MEMBER'S EQUITY		1,133,783
Total Liabilities and Member's Equity	$	1,264,068

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Operations
For the Year Ended June 30, 2023

Revenues		
Private placement commissions	$	8,953,536
Other revenue		191,381
Unrealized gain on securities owned		5,766
Total revenues		9,150,683
Expenses		
Compensation and related expenses		4,960,629
Commissions paid to other broker-dealers		87,985
Marketing and promotion		154,045
Occupancy and equipment		75,541
Overhead allocation from parent		112,800
Professional fees		171,641
Regulatory fees		66,364
Technology and communications		99,025
Travel and entertainment		94,588
Other operating expenses		136,096
Total expenses		5,958,714
Net operating income	$	3,191,969

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2023

Balance, June 30, 2022	$	3,564,361
Net income		3,191,969
Distributions to member		(5,622,547)
Balance, June 30, 2023	$	1,133,783

The accompanying notes are an integral part of these financial statements.

Vistia Capital, LLC
Statement of Cash Flows
For the Year Ended June 30, 2023

Cash Flows from Operating Activities		
Net income	$	3,191,969
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized gain on securities owned		(5,766)
Depreciation		2,392
Change in operating assets and liabilities:		
Increase in accounts receivable		(154,904)
Increase in prepaid expenses		(4,545)
Decrease in accounts payable and accrued liabilities		(82,849)
Decrease in payable to parent		(17,035)
Net cash provided by operating activities		2,929,262
Cash Flows from Investing Activities		
Purchase of securities owned		(485,400)
Purchase of property and equipment		(9,127)
Net cash used in investing activities		(494,527)
Cash Flows from Financing Activities		
Distributions to member		(5,622,547)
Net cash used in financing activities		(5,622,547)
Net Decrease in Cash in Cash and Cash Equivalents		(3,187,812)
Cash, Beginning of Year		3,718,204
Cash and Cash Equivalents, End of Year	$	530,392

Supplemental Disclosures of Cash Flow Information:
There was no cash paid during the period for interest or income taxes.

The accompanying notes are an integral part of these financial statements.

_____

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Vistia Capital, LLC (the Company) was organized in July 2020, as a limited liability company in accordance with the laws of the State of Delaware. The Company is a wholly-owned subsidiary of GM417 Holdings, Inc. (Parent), a Delaware corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily of acting as the managing broker-dealer and/or selling group member in the distribution of securities in private placement offerings on a best-efforts basis to individuals located throughout the United States.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.l 7a-5. The Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The company considers all liquid investments with a maturity of three months or less to be cash equivalents.

Revenue Recognition

Significant Judgments

Revenue from contracts includes private placement commissions.   The recognition and measurement of revenue is based on the assessment of individual contract terms.   Significant judgment is required to determine whether the performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Vistia Capital, LLC
Notes to Financial Statements
For the Year Ended June 30, 2023

_____

Private Placement Commissions

The Company participates in the distribution of securities in private placement offerings on a best-efforts basis.   Each time a customer enters into a buy transaction, the Company charges a commission. Commissions are recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying private placement interest is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Fair Value of Financial Instruments

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*, as described in Note 3. The increase or decrease in fair value is credited or charged to operations.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives, using the straight-line method. The estimated useful lives on property and equipment range from three to five years**.**

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company's taxable income or loss is included in the federal and state corporate tax returns of its Parent; therefore, federal and state income taxes are not payable by or provided for by the Company.

Leases

The Company leases office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The Company did not record an operating lease right-of-use (ROU) asset and operating lease liability related to the office lease in the statement of financial condition as the amounts are immaterial.

Vistia Capital, LLC
Notes to Financial Statements
For the Year Ended June 30, 2023

_____

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

NOTE 3. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•   *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

•   *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

•   *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Vistia Capital, LLC
Notes to Financial Statements
For the Year Ended June 30, 2023

_____

U.S. Government Securities. U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2023.

Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of June 30, 2023
U. S. Government obligations, at fair value	$ 491,166	$ -	$ -	$ 491,166

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended June 30, 2023.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control. The existence of that control creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and its Parent have entered into an Office and Administrative Services Agreement (OASA or Agreement) effective March 22, 2021. The Agreement was for an initial one-year term and is automatically renewable unless canceled by either Party.   The Agreement has automatically renewed through March 22, 2024. Under the terms of the OASA, the Parent supplies the Company with insurance, office expenses, fixed assets, technology and professional fees. The Agreement requires the Company to pay an incremental allocation services fee of $9,400 per month. Fees under the Agreement totaled $112,800 for the year ended June 30, 2023.

NOTE 5. LEASES

On March 1, 2021, the Company accepted assignment of a commercial lease agreement between Move, LLC and its Parent, expiring on August 31, 2024. Rent expense for the year ended June 30, 2023 was $73,149. Future minimum annual lease payments are $73,743 for the fiscal year ending June 30, 2024 and $12,224 for the two months ending August 31, 2024.

_____

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2023 the Company had net capital of $887,360 which was $878,674 in excess of its minimum required net capital of $8,686. The Company's net capital ratio was .15 to 1.

NOTE 7. CONCENTRATION OF CREDIT RISK AND REVENUE

At various times during the year the Company maintained cash balances at one national bank in excess of federally insured amounts. Cash balances fluctuate on a daily basis. At June 30, 2023, there were no uninsured cash balances.

The Company earned approximately 30% of its revenue during the year under a master selling group agreement with an unrelated broker-dealer.

NOTE 8. CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company. However, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

NOTE 9. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2023, through September 12, 2023, the date the financial statements were available for issuance. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of June 30, 2023.

Supplemental Information

Vistia Capital, LLC
Supplemental Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of June 30, 2023

COMPUTATION OF NET CAPITAL

Total member's equity	$	1,133,783
Less non-allowable assets:		
Accounts receivable		154,904
Prepaid expenses		67,083
Security deposit		3,000
Property and equipment, net of depreciation		17,523
Net capital before haircuts on securities positions	$	891,273
Haircuts on securities positions	$	3,913
Net capital	$	887,360

Aggregate Indebtedness

Accounts payable and accrued liabilities	$	25,007
Payable to parent		105,278
Total aggregate indebtedness	$	130,285

Computation of Basic Net Capital Requirement

Minimum net capital required (greater of $5,000 or 6-2/3% of total aggregate indebtedness during first year of operations)	$	8,686
Excess net capital	$	878,674
Ratio of aggregate indebtedness to net capital		.15 to 1.00

Reconciliation of Computation of Net Capital

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited June 30, 2023 FOCUS Report, Part IIA, Form X-17a-5. Accordingly, no reconciliation is necessary.

Vistia Capital, LLC
Supplemental Schedule II
Computation for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of June 30, 2023

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Exemption Certification

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Vistia Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Vistia Capital, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Vistia Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vistia Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
September 12, 2023

5179 CR 1026   Celeste, TX 75423   (214) 358-5150   Fax (214) 358-0222   phil@pvgeorge.com



EXEMPTION REPORT

Vistia Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-S, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-S(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation as placement agent for the private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

_____

Vistia Capital, LLC

I, Susan Hayes, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Sign:________Date:___09/25/23_____

Susan Hayes
Chief Financial Officer
SEC Filing #8-70643
FINRA CRD #311342